VINCI

Rueil, june 6, 2005

RECEIVED

2005 JUN 15 A 11:23

05009030

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- SOGEA and GTM have awarded 60 certificats de competence professionnelle ;
- ACTEMIUN takes on a whole new dimension, becoming Vinci Energies' leading brand in the industrial sector ;
- Vinci and its employees pay 356 736 euros to Unicef and Médecins du Monde to show solidarity with the disaster victims in southern Asia ;
- Eurovia (Vinci Group) and Van Wellen become partners to build a strategic centre for the storage, processing and distribution of construction materials ;
- 2004 consolidated financial statements 2004 under IFRS.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

VINCI

Rueil-Malmaison, 13 May 2005

Press release

SOGEA and GTM have awarded 60 *Certificats de Compétence Professionnelle* certificates as part of the *Passeport pour l'Emploi* ("passport to employment") programme

On Friday, 13 May 2005, Sogea Construction and GTM Construction presented 60 *Certificats de Compétence Professionnelle* (CCP) certificates to the young people trained on the nitrification-denitrification unit project at the Achères purification plant. This graduation ceremony once again exemplifies the success of the *Passeport pour l'Emploi* (passport to employment) programme set up at the initiative of Sogea in 2001 under a partnership with the Afpa training association and the ANPE employment agency and aimed at recruiting young people without qualifications, providing them with a job opportunity.

As part of this programme, Sogea trained 342 workers on a variety of worksites in 2004. 60 young people were trained on the Achères project and have now received their certificates at a graduation ceremony attended, in particular, by Mr. Burdeyron, Deputy Prefect of Saint Germain en Laye, Mr. Houzoule, President of Siaap and Mr. Jacques Giffard, training manager at Sogea and instigator of the *Passeport pour l'emploi* programme. On the Achères worksite, carried out in a consortium comprising Campenon Bernard TP, GTM Génie Civil et Services and Eiffage, training was carried out by Afpa. The project, awarded to the consortium in 2002, involves the construction of a nitrification-denitrification unit at the site of the Seine Aval purification plant in Achères. The €390m design-build project, with an overall duration of 61 months including 30 months for construction, is scheduled for completion at the end of 2006.

Under the *Passeport pour l'emploi* programme, Sogea takes responsibility for training young people without qualifications in construction jobs. The young people are given an eight-week sandwich training course followed by a year-long qualification contract with a course tailored to each individual, which can culminate in a long-term employment contract. The first *Passeport pour l'emploi* programme trained 900 young workers over a three-year period. In 2004, Sogea extended its partnership with Afpa for a further three-year period.

Sogea's commitment to providing young people with job opportunities was recognised on 5 April 2005 when it won the *Prix de l'Excellence de l'Insertion des Jeunes (catégorie Entreprises)* (youth jobs excellence, business category) prize as part of the *Deuxièmes Trophées de l'Insertion des Jeunes en Entreprise* awards organised under auspices of Jean-Louis Borloo (Minister for Employment, Labour and Social Cohesion) and Christian Poncelet (President of the Senate).

VINCI subsidiaries Sogea Construction and GTM Construction are based on networks of 220 and 100 regional locations respectively. Their decentralised organisational structures are made up of

subsidiaries operating in close proximity to their customers. In mainland France, these companies operate in building, civil engineering, hydraulic engineering and services. Their 2004 net sales amounted to €2.35 and €1.83 billion respectively.

Formed in 2000 with the merger of the SGE and GTM, VINCI is the world leader in concessions, construction and related services. VINCI operates in over 80 countries and has a network of 2,500 profit centres, which carry out 250,000 projects every year. As market leader in all construction, roadworks and electrical engineering business lines, VINCI has 128,000 employees worldwide (including 73,000 in France) and generated net sales of €19.5 billion and net income of €731 million in 2004.

Press contacts

Karima Ouadia
Tel: +33 (0)1 47 16 31 82
Fax:+33 (0)1 47 16 33 88
e-mail: kouadia@vinci.com

Manuel Saez-Prieto
Tel: +33 (0)1 47 16 35 47
Fax: +33 (0)1 47 16 49 45
e-mail: msaez-prieto@vinci.com

This press release is available in French, English and German on the VINCI website: www.vinci.com

ACTEMIUM

PRESS RELEASE

ACTEMIUM takes on a whole new dimension, becoming VINCI Energies' leading brand in the industrial sector.

Paris, 19 May, 2005: Benefiting from several decades' experience in industry, and generating more than 40% of its turnover in this sector, VINCI Energies has now decided to group together its electrical engineering and automation activities under the Actemium brand in 2005.

This new status for Actemium reflects VINCI Energies' goal of ensuring maximum visibility for its presence in the industrial sector, placing the brand at the very heart of both its strategy and its marketing communications campaign. Actemium now includes:

A European network of some 3,000 staff

Stretching from Brest to Katowice and from Pau to Malmö, the Actemium network today includes 3,000 staff working within 63 business units, which together achieved a turnover of €310 million in 2004. By the end of 2005, this network will include 80 business units with a combined turnover of €400 million.

In-depth experience of its markets and businesses

From electrical distribution to industrial IT, including instrumentation, monitoring and control, and mechanical engineering, Actemium is a systems integrator which is independent of equipment manufacturers, and a supplier of turnkey solutions for industrial companies ranging from design engineering through to the installation and commissioning of equipment.

Local yet global solutions

Thanks to the local presence of its various sites, its vast range of skills and an organisational structure which places a great deal of emphasis on dialogue and the sharing of know-how, the Actemium network provides support for its clients as they upgrade and optimise their production resources throughout Europe.

This fresh boost for Actemium is aimed at reinforcing its leading position in France and ensuring that by 2007, the brand will be among the top three integrators of industrial solutions in all of the countries in which it is present.

VINCI Energies

Specialising in energy and information technologies, VINCI Energies, a VINCI subsidiary, handles the design, production and maintenance of solutions for industry, services and local authorities. In 2004, VINCI Energies generated a turnover of €3.3 billion, (almost 30% of which was achieved outside France), and 27,000 staff working within its network of 700 business units located in 13 European countries.

Press contact :
Karima OUADIA
Tél. : 01 47 16 31 82 / Fax : 01 47 16 33 88
Email : kouadia@vinci.com

VINCI ENERGIES

VINCI

Rueil Malmaison, 19 May 2005

Press release

VINCI and its employees pay €356,736 to UNICEF and Médecins du Monde to show solidarity with the disaster victims in southern Asia

On Thursday, 19 May, as part of the VINCI Solidarity with Asia programme in support of the victims of the tsunami that ravaged southern Asia in December 2004, Antoine Zacharias, chairman and chief executive officer of VINCI, and Xavier Huillard, senior executive vice president, gave a cheque for €103,102 to Jacques Hintzy, president of UNICEF France, and another for €50,266 to Françoise Jeanson, president of Médecins du Monde.

VINCI decided to help the victims of the tidal wave by encouraging its employees to make donations to Médecins du Monde and UNICEF. The programme consisted of VINCI matching the sums donated by its employees to these two organisations between 3 January and 31 March 2005.

As a result of this solidarity initiative, €50,266 were collected for Médecins du Monde and €103,102 for UNICEF France. After VINCI's top-up payment, these sums amounted to €100,532 for Médecins du Monde and €206,204 for UNICEF. In addition, Cofiroute donated €50,000 to Médecins du Monde. The total contribution of the VINCI group amounted, therefore, to €356,736.

In addition to the donations, VINCI provided assistance locally from the beginning of the catastrophe by making the Phnom Penh airport in Cambodia available to speed up the handling of emergency supplies airlifted in by the UN's World Food Programme. The airport teams provided all the logistics and technical services necessary to operate the regional airbase: runway services, unloading, sorting, temporary storage and loading. Right from the outset, 100 to 150 tonnes of cargo a day (all-terrain vehicles, tents and high-calorie food) transited through the base to help the disaster victims.

Press contact:
Karima Ouadia
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
Email: kouadia@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com

EUROVIA

N.V. AANNEMINGEN VAN WELLEN
BOUW & WEGENISWERKEN

PRESS RELEASE

Eurovia (VINCI Group) and Van Wellen become partners to build a strategic centre for the storage, processing and distribution of construction materials

20 May 2005

Eurovia and Van Wellen have together formed a new company, AST (Antwerp Stone Terminal), to build a major port facility for the storage, processing and sale of construction materials. Its location in the Port of Antwerp at the Doeldok (Beveren) will make it a strategic centre for the distribution of materials in the markets of Northern Europe, where there is a shortage of natural resources.

Located in the Port of Antwerp at Doeldok (Beveren), this facility will be able to store 300,000 tonnes of materials from July 2005. Materials will be delivered to it by sea and shipments of 72,000 tonnes will be unloaded and stored automatically at the rate of 6,000 tonnes an hour.

The materials will come from quarries located in Scotland, for granite, and Norway, for sandstone, in particular from a Scandinavian site that will be operated by Eurovia from 2007. These aggregates will have mechanical properties, including a high polished stone value, that make them very attractive and effective when laying high skid resistance road surfacings.

Delivered pre-crushed and processed to the Antwerp site, the aggregates will be sold in several countries including Germany, Belgium, the UK and the North of France. Antwerp's exceptional position and extensive transport infrastructure will provide a wide choice of transport modes for delivery to customers, by road, inland waterway or rail. Forecasted annual sales of aggregates are 500,000 tonnes in the medium term and 1,000,000 tonnes in the longer term.

With this project, Eurovia and Van Wellen are taking a significant position in the Northern European wholesale construction materials market.

Eurovia, a VINCI Group subsidiary, is one of the world leaders in roadworks. Operating in 16 countries through 300 roadworks entities and 800 sites producing materials for road construction, Eurovia has a workforce of 36,000 and generated net sales of €5.7 billion in 2004.

Van Wellen, a subsidiary of CFE (45% owned by VINCI Construction), operates in the Antwerp area. Specialised in roadworks and construction, Van Wellen has a workforce of 300 and generated net sales of €70 million in 2004.

EUROVIA PRESS CONTACT
> Sabrina Thibault - Tel. : +33 1 47 16 48 36 - communication@eurovia.com
VAN WELLEN PRESS CONTACT
> Kathy Deukelaar - Tel. : +32 3 660 21 21 - kbr@vanwellen.be

A subsidiary of VINCI

VINCI

Rueil-Malmaison, 24 May 2005

PRESS RELEASE

2004 CONSOLIDATED FINANCIAL STATEMENTS 2004 UNDER IFRS

- **Sales remain unchanged at €19.5 billion**
- **Overall neutral impact of IFRS restatements on net income — IFRS net income: €732 million**
- **Operational income(*) defined according to new standards, at €1.300 million or 6.7% of sales, is hardly different from operating income under French GAAP**
- **Cash flow from operations, at €2.018 million, similar to gross operating surplus under French GAAP**
- **Net debt and shareholders' equity barely impacted by the new standards**

Proviso

VINCI's 2004 consolidated financial statements have been restated under IFRS on the basis of the standards defined to date.

Uncertainty persists with respect to some standards and interpretations that will have to be applied in the financial statements closed at 31 December 2005. In particular, the treatment of concession contracts under IFRS is being studied by the IFRIC, the body in charge of interpreting new standards. Against this backdrop, VINCI has decided to maintain unchanged, for the time being, the accounting rules drawn from French GAAP applicable in this field.

Key figures

(in € million)	*2004 – French standards*	*2004 - IFRS standards*
Sales	19,520	19,520
Operating income	1,373	
% sales	7.0%	
Profit from operations (*)		1,300
% sales		6.7%
Net income (Group share)	731	732
Gross operating surplus	2,021	
Cash flow		2,018
Cash flow from operations (**)(*)	1,510	1,368
Shareholders' equity (incl. minority	3,744	3,615
Net debt	2,285	2,433

(*) Profit from operations before share-based payment, goodwill amortisation and non-recurring items

(**) Cash flows linked to operations net of investments in operating assets, before growth investments

Sales

VINCI's consolidated sales are not modified by the application of the new standards: they thus remain unchanged at €19.5 billion for 2004.

Net income

FY 2004 consolidated net income (Group share) under IFRS comes in at €732 million.

This amount is comparable to the net income published under French GAAP, i.e. €731 million. The opposing effects of the various restatements more or less offset one another, as is shown by the Table below.

The main restatement with a positive effect on net income concerns, for an amount of €47 million, the cessation of amortisation of goodwill on acquisition, as such goodwill has not been allocated to specific assets: quarries of aggregates and concession contracts.
Conversely, net income under IFRS is lowered by €32 million after tax by the application of IFRS2 related to share-based payment: stock options and corporate savings schemes.

Net income: changeover from French GAAP to IFRS standards

(in € million)	**2004**
Net income (French GAAP)	731
Cessation of amortisation of goodwill on acquisitions	+47
Expenses connected to "share-based payment" (IFRS 2)	(36)
Restatement of financial expenses connected to Oceane	(15)
Cessation of amortisation of actuarial gains and losses on pension	+10
Other miscellaneous restatements	(15)
Tax effect of restatements and minority interests	10
Total restatements	*1*
Net income (IFRS standards)	732

Operating income

Operating income now takes into account exceptional income and expense — with the exception of capital gains or losses on the disposal of financial assets, included in net financial income / (expense) — as well as amortisation of goodwill on acquisition that might be recognised following impairment tests.

All in all, after taking into account these various operational reclassifications and restatements listed above, i.e. share-based payment and cancellation of the amortisation of actuarial gains and losses on pension commitments, IFRS operational income comes in at €1,208 million. It accounts for 6.2% of sales.

To make a more fine-tuned assessment of operational performances possible, VINCI has decided to present, in its IFRS income statement, an intermediate item, i.e. "**profit from operations**": it excludes amortisation of goodwill on acquisition, significant non-recurring income and expenses, as well as the effect of share-based payment.

On these bases, FY 2004 profit from operations came in at €1,300 million, or 6.7% of sales. It is hardly different from operating income as determined according to French GAAP, i.e. €1.372 million, or 7% of sales.

Net financial expense

Net financial expense totals €3 million under IFRS, versus €24 million under French GAAP.

This improvement results from the taking into account in net financial income / (expense) under IFRS of the exceptional results linked to disposals of financial assets. They generated net revenue of €24 million, to which one has to add the reversal of a €36 million Toll Collect provision at Cofiroute. These positive effects are partly offset by the reclassification in net financial income / (expense) of the cost of discounting provisions for pension commitments, previously included in operating expenses.

Cash flow from operations

Cash flow from operations is presented under IFRS, in contrast with French GAAP, before tax and interest expense. It totals €2,018 million, a similar amount to that of gross operating surplus under French GAAP, or €2,021 million in 2004.

Operating cash flow

Free cash flow before growth comes in at €1,368 million under IFRS, versus €1,510 million under French GAAP. The difference with respect to French GAAP is primarily accounted for several reclassifications carried out within the consolidated cash flow statement in order to comply with the new presentation rules.

Net debt

Net debt came in at €2,433 million at 31 December 2004 under IFRS, i.e. a difference of €148 million with net debt calculated according to French GAAP, or €2.285 million.

This difference is primarily accounted by the fact that Treasury shares, now excluded from the definition of free cash flow, are directly deducted from shareholders' equity under IFRS.

In comparison with 1 January 2004, net debt is improved by €59 million under IFRS, to be compared with a deterioration of €19 million under French GAAP.

Shareholders' equity

Consolidated shareholders' equity under IFRS totalled €3.615 million at 31 December 2004, versus €3.744 million under French GAAP. This sum includes minority interests, in accordance with the new presentation rules.

This negative difference of €129 million between the two sets of standards, which is less significant than appeared in the opening balance sheet at 1 January 2004, i.e. €271 million, can be analysed in the following manner:

Shareholders' equity: changeover from French GAAP to IFRS standards

(in € million)	31/12/04	*Reminder 01/01/04*
Shareholders' equity (French GAAP)	3,744	*3, 488*
Financial instruments	+29	*+30*
Change in the method used to calculate capitalised interest	+58	*+60*
Discounting of provisions for liabilities	+27	*+30*
Goodwill on acquisition and intangible assets	+16	*(31)*
Treasury shares	(88)	*(182)*
Deduction of actuarial gains and losses on pension commitments	(123)	*(132)*
Other restatements	(8)	*(3)*
Tax effect of restatements and miscellaneous	(40)	*(43)*
Total restatements	*(129)*	*(271)*
Shareholders' equity (IFRS standards)	3 ,615	*3, 217*

Next publication

VINCI's interim consolidated financial statements closed at 30 June 2005, presented under IFRS, will be published once approved by the Board of Directors, on 6 September.

Contact for analysts and institutional investors:
Véronique Orain
Tel.: 01 47 16 45 39 / Fax: 01 47 16 36 23
Email: vorain@vinci.com

Press contact:
Karima Ouadia
Tel.: 01 47 16 31 82 / Fax: 01 47 16 33 88
Email: kouadia@vinci.com

This press release is available in French and English on VINCI's website at:www.vinci.com

Consolidated IFRS income statement

(in € millions)	**2004**
NET SALES	**19,520**
Other revenue from ancillary activities	255
expensescharges	(18,475)
Profit from operations	**1,300**
Share-based payment (IFRS 2)	(36)
Write-down of goodwill	(46)
Non-recurrent items	(10)
PROFIT FROM OPERATIONS	**1,208**
Gross financing cost	(300)
Financial income from cash investments	59
Net financing cost	**(242)**
Other financial income and expenses	238
Income tax	(380)
Share in equity affiliates	14
Net income (incl. minority interests)	**838**
Minority interests	(107)
NET INCOME (GROUP SHARE)	**732**

VINCI

IFRS consolidated balance sheet

Assets

(in € millions)	**31 Dec. 2004**	**1 Jan. 2004**
Non-current assets		
Intangible fixed assets	82	71
Goodwill on acquisition	777	782
Concession tangible fixed assets	5,024	4,550
Other property, plant and equipment and investment property	2,049	1,957
Shares in equity affiliates	1,558	100
Other non-current financial assets	288	1,578
Fair value of derivatives - assets	349	242
Non-current deferred tax assets	167	166
Total non-current assets	**10,294**	**9,447**

Current assets		
Inventories and work in progress	543	511
Trade receivables and other operating receivables	7,280	6,895
Other current assets	157	162
Current deferred tax assets	81	29
Current financial assets	130	105
Cash management financial assets	3,687	3,506
Available cash	831	663
Total current assets	**12,709**	**11,870**

TOTAL ASSETS	**23,003**	**21,317**

VINCI

IFRS consolidated balance sheet

Liabilities

(in € millions)	31 Dec. 2004	1 Jan. 2004
Equity		
Capital stock	838	838
Treasury shares	(131)	(190)
Consolidated reserves	1,577	2,014
Net income	732	
Shareholders' equity - Group share	**3,016**	**2,662**
Minority interests	599	555
Total shareholders' equity	**3,615**	**3,217**
Non-current liabilities		
Provisions for pension commitments and other employee benefit obligations	678	641
Provisions for non-current liabilities	165	202
Non-current financial debt	5,987	5,754
Fair value of derivatives - liabilities	80	135
Deferred tax and other non-current liabilities	184	213
Total non-current liabilities	**7,094**	**6,945**
Current liabilities		
Provisions for current liabilities	1,383	1,300
Trade and other operating payables	9,414	8,667
Current deferred tax liabilities	219	133
Current financial debt	1,278	1,056
Total current liabilities	**12,294**	**11,155**
TOTAL LIABILITIES	**23,003**	**21,317**